UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES LAUNCH OF COKING BATTERY #6 AT MECHEL-COKE

Chelyabinsk, Russia — March 28, 2011 – Mechel OAO (NYSE: MTL), a leading Russian mining and steel company, announces the launch of the reconstructed coking battery #6 at Mechel Mining OAO’s subsidiary, Mechel-Coke OOO.
The launch will enable the company to step up production of coke and chemical products and ensure production demands are met as well as provide an independent supply for Mechel’s Chelyabinsk Metallurgical Plant OAO and Southern Urals
Nickel Plant OAO.
Due to the reconstruction, the battery nearly tripled its capacity to 470,000 tonnes of coke annually.
The project cost 1.369 billion rubles (48.5 million US dollars*).
The reconstruction involved not only the aggregate itself but also supplementary equipment. An automated workflow control system was implemented. Special attention was paid to environmental protection measures, which include an autonomous system for dustless discharge of coke with dry cleaning, a smokeless furnace loading system and pneumatic seals on ascension-pipe lids. This will enable the plant not only to increase production but also to significantly improve ecological safety.
Launch of the coking battery #6 allows Mechel-Coke to begin reconstruction of the coking battery #5 while increasing production volumes by 5% in 2011 compared to the same period last year.
* According to the Russian Central Bank exchange rate of 28.2237 RUR/$ as of
March 28, 2011.
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 28, 2011	By:	Yevgeny Mikhel
	Name:	Yevgeny Mikhel
	Title:	CEO